UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Outcome of Share Repurchase.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: March 4, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan
For Immediate Release
Outcome of Share Repurchase
TOKYO, JAPAN, March 4, 2009 — NTT DOCOMO, INC. announced today the following outcome of its share repurchase under Article 156 of the Company Law.
1.	Reason for share repurchase
To improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
2.	Details of share repurchase
(1) Class of shares:   Common stock
(2) Period for share repurchase:   From February 4, 2009 to March 4, 2009
(3) Aggregate number of shares repurchased:   165,218 shares
(4) Aggregate price of shares repurchased:   24,999,905,900 yen
(5) Method of repurchase:   Purchase on the Tokyo Stock Exchange
(Note 1)
The above repurchase of shares was approved by DOCOMO’s shareholders at the 17th annual general meeting of shareholders, which was held on June 20, 2008. The summary of the resolution is as follows:
-Class of Shares to be repurchased: Common Stock
-Aggregate number of shares to be repurchased: Up to 900,000 shares
-Aggregate price of shares to be repurchased: Up to 150,000,000,000 yen
(Note 2)
Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 20, 2008 are as follows:
-Aggregate number of shares repurchased: 471,407 shares
-Aggregate price of shares repurchased: 74,997,358,800 yen

For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 54 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 47 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA, i-mode and WORLD WING are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.